Exhibit 99.1

MATERIAL FACT

SUZANO S.A.
Publicly Held Company
CNPJ/ME No. 16.404.287/0001-55
NIRE 29.3.0001633-1

São Paulo, October 2, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with the provisions of Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) Instruction No. 358, of January 3, 2002, as amended, and CVM Instruction No. 480, of December 7, 2009, as amended, and in addition to the Material Facts that the Company disclosed on September 3 and 18, 2020, informs its shareholders and the market in general that the secondary public offering of 150,217,425 common shares, without par value, of Suzano (“Securities”) held by BNDES Participações S.A. – BNDESPAR (“Selling Sharehoolder”), including 13,180,000 Securities in the form of American Depositary Shares (“ADSs”), was priced on October 1st, 2020 (the “Global Offering”).

The price per Security to the public was set at R$46.00, resulting in an aggregate sale price of R$6,910,001,550.00. The ADSs were offered and sold to the public at a price of U.S.$8.15 per ADS. The price per Security in the form of ADS corresponds to the price per Security translated into U.S. dollars, based on the selling exchange rate for U.S. dollars (PTAX) as published by the Central Bank of Brazil on the pricing date of the Global Offering.

The Global Offering consists of a public offering of the Securities concurrently (i) in Brazil, in unorganized over-the-counter-market, pursuant to CVM Instruction No. 400, of December 29, 2003, as amended, and other applicable rules and regulations, including the placement of the Securities outside Brazil (“Brazilian Offering”); and (ii) outside Brazil, including in the form of ADSs, in an offering registered with the U.S. Securities and Exchange Commission (“SEC”) under the U.S. Securities Act of 1933, as amended (“International Offering”).

J.P. Morgan Securities LLC, BofA Securities, Inc., Banco Bradesco BBI S.A., Itau BBA USA Securities, Inc. and XP Investments US, LLC are acting as global coordinators and joint bookrunners for the International Offering. Banco J.P. Morgan S.A., Bank of America Merrill Lynch Banco Múltiplo S.A., Banco Bradesco BBI S.A., Banco Itaú BBA S.A. and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. are acting as underwriters in the Brazilian Offering.

Neither the Global Offering nor the Securities will be registered with any agency or body, except in Brazil with the CVM, and in the United States with the SEC. The Global Offering was registered with the CVM under No. CVM/SRE/SEC/2020/016. The Company has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates (SEC File No. 333-248909).

The final Brazilian prospectus and the notice of commencement (anúncio de início) of the Global Offering in Brazil contain additional information on the Global Offering in Brazil, which were disclosed on the date hereof, and are also available on Suzano’s website (http://ir.suzano.com.br/).

Before you invest, you should read the prospectus and prospectus supplement in the above-referenced registration statement and other documents the Company has filed with the SEC for more complete information about the Company, the Selling Shareholder and the Global Offering outside Brazil. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus and prospectus supplement may be obtained by contacting J.P. Morgan Securities LLC at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 Telephone: +1-866-803-9204 or Email: prospectus-eq_fi@jpmorganchase.com; BofA Securities at NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, Email: dg.prospectus_requests@bofa.com; Banco Bradesco BBI S.A. at Avenida Presidente Juscelino Kubitschek 1.309, 10º andar, CEP 04543-011, São Paulo, SP, Brazil; Itau BBA USA Securities, Inc. at 540 Madison Avenue 24th Floor, New York, NY 10022, Attention: Equity Sales Desk, Telephone: +1-212-710-6756 or by Email: roadshowdesk@itaubba.com; and XP Investments US, LLC at 55 W 46th Street, 30th Floor, New York, NY 10036.

This communication is for informative purposes only, and is neither an offer to sell nor a solicitation of an offer to buy the Securities described herein, nor shall there be any sale of the Securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This communication and any other documents or materials relating to the Global Offering is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or within Article 43(2) of the Order), or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Global Offering is only available to, and the Global Offering will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Global Offering or any of its contents.

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), an offer to the public of any Securities may not be made in that Relevant State, except that an offer to the public in that Relevant State of any Securities may be made at any time under the following exemptions under the Prospectus Regulation: (a) to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation; (b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters of the Global Offering for any such offer; or (c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of Securities shall result in a requirement for Suzano or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any Securities or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and Suzano that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.

This press release may include statements that present Suzano’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Suzano cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where Suzano operates, especially Brazil; (b) the global economy; (c) the capital markets; (d) the volatility of the prices of the raw materials Suzano sells or purchases to use in its business; and (e) global competition in the markets in which Suzano operates. To obtain further information on factors that may lead to results different from those forecast by Suzano, please consult the reports Suzano files with the SEC and the CVM, and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Suzano’s annual report on Form 20-F.

The Company will maintain its shareholders and the market in general duly informed on further developments concerning the matter of this Material Fact in accordance with the applicable legislation.

São Paulo, October 2, 2020.

Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer